Filing pursuant to Rule 424(b) (3)
                                            Registration Statement No. 333-63782


                 PROSPECTUS SUPPLEMENT NO. 4 DATED JUNE 4, 2004

                     (TO PROSPECTUS DATED NOVEMBER 1, 2001)

                                 454,875 SHARES

FONAR CORPORATION

                                  COMMON STOCK

This prospectus supplement covers 454,875 shares of the 9,900,000 shares covered by the prospectus dated November 1, 2001 and the registration statement of which it is a part. This prospectus supplement relates to a change in the exercise price under and the number of shares covered by the Purchase Warrants previously issued by us to Roan/Meyers Associates, L.P., Imtiaz Khan and Bruce Meyers on May 24, 2001 in connection with a financing transaction pursuant to which The Tail Wind Fund Ltd. provided Fonar Corporation $4.5 million payable pursuant to a 4% Convertible Debenture. Roan/Meyers Associates, L.P., was entitled to receive a Purchase Warrant covering 300,000 shares of our common stock for services in connection with locating The Tail Wind Fund Ltd. as the financing source. At the request of Roan/Meyers Associates, L.P., we divided the Purchase Warrant covering 300,000 shares of our common stock to which they were entitled into three Purchase Warrants covering 100,000 shares which we issued each of the present holders. Each Purchase Warrant as amended and restated on June 1, 2004 covers 151,625 shares of our common stock at an exercise price of $0.79 per share. See "Purchase Warrants" below for a more detailed description of these changes and the Purchase Warrants.

You should read this prospectus supplement along with the accompanying prospectus and prospectus supplement. These documents contain information you should consider when making your investment decision. You should rely only on information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and prospectus supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of this document. The first two supplements concerned only the original Callable Warrant issued to The Tail Wind Fund Ltd., which Callable Warrant has been exercised in full.

This prospectus supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered hereby. This prospectus supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy our common stock in any circumstances in which an offer or solicitation is unlawful.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              SELLING STOCKHOLDERS
                                PURCHASE WARRANT

On May 24, 2001, we issued Purchase Warrants to Roan/Meyers Associates, L.P., Imtiaz Khan and Bruce Meyers covering 100,000 shares each of our common stock at an exercise price of $1.801 per share, subject to adjustment. The Purchase Warrants were issued as a fee for services rendered by Roan/Meyers Associates, L.P. in connection with obtaining the financing transaction pursuant to which The Tail Wind Fund Ltd. provided Fonar with $4.5 million pursuant to a 4% Convertible Debenture. In the absence of a conversion by The Tail Wind Fund Ltd., Fonar had the option of paying the Debenture in stock or cash. At the request of Roan/Meyers Associates, L.P., Fonar issued three Purchase Warrants covering 100,000 shares each to the Warrant holders instead of a single warrant to Roan/Meyers Associates, L.P. covering 300,000 shares of our common stock.

The Purchase Warrants contained antidilution provisions, which provided for proportionate adjustments in the event of stock splits, stock dividends and reverse stock splits. In addition, the antidilution provisions provided that the exercise price would be reduced if we issued shares at lower prices than the warrant exercise price, or less than the market price for our common stock. Where the effective per share selling price in connection with stock issuances by Fonar was less than the exercise price, the exercise price would be reduced to such lower price. The Purchase Warrants also provided that the number of underlying shares would be inversely proportionately increased or decreased in the event of a change in the exercise price, such that the aggregate purchase price for the underlying warrant shares upon full exercise of each Purchase Warrant would remain the same. In brief, a reduction of the exercise price would increase the shares covered by each of the Purchase Warrants.

Since issuing the Purchase Warrants, we have registered shares of our common stock and issued them to suppliers of goods and services in lieu of cash. Under those arrangements, our suppliers would credit us for the net proceeds they received from the sale of the shares we issued to them. The market price for our common stock was under the $1.801 exercise price of the Purchase Warrants at many times during our program of paying vendors with stock in lieu of cash. Consequently, we were credited by our suppliers at rates below the $1.801 per share exercise price under the Purchase Warrants.

On June 1, 2004, the holders of the Purchase Warrants and Fonar executed amendments to the Purchase Warrants, providing that the number of shares underlying each Warrant would be 151,625 shares and that the exercise price would be $0.79 per share. Although the new exercise price was determined in accordance with the Warrants as a result of the vendor issuances previously described, the number of underlying shares represented an agreement on the part of the Warrant holders to accept an adjustment representing a lesser number of shares than would have resulted from the strict application of the formula in the Purchase Warrants. In addition, among other things, the antidilution provisions were amended to provide that if Fonar were to sell shares below the Warrant exercise price, the exercise price would not automatically be reduced to the lower price, but that it would be adjusted based on the price and number of shares sold relative to the total number of shares outstanding before and after the sale. In addition, the provision that required an adjustment in the exercise price if Fonar sold shares below the market price was eliminated. These modifications were accepted by the Warrant holders in consideration for, among other things, the term of the Purchase Warrants being extended three years to May 24, 2009.

None of the Purchase Warrant shares have been exercised. We do not know or have any indication from the Warrant holders as to when they may exercise, in whole or in part, the Purchase Warrants.

                                 USE OF PROCEEDS

We intend to use any net proceeds from the exercise of the Purchase Warrants for general corporate purposes, including working capital to fund operations, expenses and capital expenditures. As of the date of this prospectus supplement, we cannot specify with certainty the particular uses for the net proceeds we may receive upon the exercise of the Purchase Warrants. Accordingly, our management will have broad discretion in the application of any net proceeds received. Pending such uses, we currently expect that we would invest the net proceeds from the exercise of the Purchase Warrants in short-term, interest-bearing, investment grade securities.


                           MARKET FOR OUR COMMON STOCK

Our common stock is listed on the NASDAQ Small Cap Market under the symbol "FONR". On June 2, 2004 our closing price of one share of common stock was $1.23. As of the close of business on June 1, 2004, we had 98,024,059 shares of common stock outstanding.

                       WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus.

The documents we incorporate by reference and where you can find additional filings and information concerning Fonar are set forth in the prospectus beginning on page 16.